EXHIBIT 12.1
ARIAD Pharmaceuticals, Inc.
Computation of Ratio/Deficiency of Earnings to Fixed Charges
($ in thousands)

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2006	2007	2008	2009	2010	2011

Earnings (loss):
Pretax income from continuing operations	$(61,928)	$(58,522)	$(71,052)	$(80,008)	$85,248	$(71,801)
Fixed charges (from below)	606	481	705	439	341	244
Amortization of capitalized interest	14	14	0	0	0	0
Interest capitalized	0	0	0	0	0	0

Total earnings (loss)	$(61,308)	$(58,027)	$(70,347)	$(79,569)	$85,589	$(71,557)

Fixed charges:
Interest expensed	$483	$337	$550	$287	$206	$172
Interest capitalized	0	0	0	0	0	0
Interest portion of rent expense	123	144	155	152	135	72

	$606	$481	$705	$439	$341	$244

Coverage deficiency (excess)	$61,914	$58,508	$71,052	$80,008	$(85,248)	$71,801

Estimate of interest in rental expense:
Base rent expense	$1,671	$1,955	$2,098	$2,098	$2,070	$1,523
Incremental borrowing rate	7.38%	7.38%	7.38%	7.23%	6.50%	4.75%

	$123	$144	$155	$152	$135	$72

Ratio of earnings to fixed charges for year ended December 31, 2010: $85,589/$341= 251